UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 24 December 2004 – 1 February 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

Notification of Allotment of Securities

Telecom to receive gain on sale for minority stake in Intelsat

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 498 9176

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

31 January 2005

Market Information Services Section

New Zealand Stock Exchange

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Share Option Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4

b) Number Issued	783,445

c) Issue Price	$4.70 -$4.94

d) Payment Terms	Cash

e) Amount paid up	In full

f) Percentage of total class issued	0.04%

g) Reason for issue	Share Option Scheme

h) Authority for issue	Share Option Scheme

i) Terms of issue	The shares rank pari passu with the existing ordinary shares

j) Number of securities in existence after the issue	1,948,709,025

l) Date of Issue

13 December 2004, 14 December 2004, 15 December

2004, 5 January 2005, 6 January 2005, 7 January

2005, 10 January 2005,11 January 2005, 12 January

2005, 13 January 2005, 14 January 2005 17 January

2005, 18 January 2005, 19 January 2005, 20 January

2005, 24 January 2005, 27 January 2005.

Yours faithfully

Linda Cox

Company Secretary

MEDIA RELEASE

31 January 2005

Telecom to receive gain on sale for minority stake in Intelsat

Telecom New Zealand expects to receive approximately NZ$22 million from the sale of its minority stake in United States satellite operator Intelsat. The sale will result in a gain on sale of approximately NZ$8 million for Telecom.

Intelsat is being amalgamated with a private equity group. As part of the amalgamation, Intelsat’s existing shareholders (including Telecom which owns approximately a 0.5% stake) will receive US$18.75 per share in exchange for their respective shares.

Telecom’s Chief Financial Officer Marko Bogoievski said the company’s investment in Intelsat was made in the 1970s and was no longer needed.

“In this post privatisation era there is no longer a need to have an investment relationship to purchase satellite services,” Mr Bogoievski said.

“This transaction represents the best value option for Telecom’s shareholders.”

ENDS

For more information please call:

Phil Love

Senior Corporate Affairs Executive

027 244 8496

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ LINDA MARIE COX
Linda Marie Cox
Company Secretary

Dated: 1 February 2005